Allianz Life Insurance Company of North America

 STEWART GREGG
 Senior Securities Counsel
 Corporate Legal
 5701 Golden Hills Drive
 Minneapolis, MN 55416-1297

 Telephone: 763-765-2913
 Telefax: 763-765-6355
 stewart.gregg@allianzlife.com
  www.allianzlife.com

April 23, 2009

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC   20549-4644

Re: Allianz Life Insurance Company of North America
    Allianz Life Variable Account B
    Post Effective Amendment No. 15 to Registration Statement Nos. 333-139701
    and 811-05618
    Post Effective Amendment No. 8 to Registration Statement Nos. 333-145866
    and 811-05618

    Allianz Life Insurance Company of New York
    Allianz Life Variable Account C
    Post Effective Amendment No. 10 to Registration Statement Nos. 333-143195
    and 811-05716

Dear Ms. Samuel:

We received oral comments from you on April 21, April 22 and April 23, 2009
with
respect to Registrant's above referenced Post Effective Amendments. This
letter
responds to your comments.

COMMENT #1:

All page numbers in the comments refer to the clean (non-redlined) courtesy
copy
sent to you on April 14, 2009.

In the Fee Tables on page 6, and section 6, Expenses - Mortality and Expense
Risk (M&E) Charges on page 28, please remove reference to "Current and
Maximum"
in regard to the M&E charges as they are the same number. This comment also
applies to page 70 in Appendix E - The Target Date Benefits.

RESPONSE #1:

We removed references to "Current and Maximum" as requested.

COMMENT #2:

With respect to the riders discussed in Appendix E (The Target Date Benefits) and Appendix F (The Lifetime Benefits) that are no longer offered for sale, please verify which portions of this disclosure has been reviewed by the Staff.

AZL-Vis/Con/VisNY (4.09)-1

RESPONSE #2:

All portions of the disclosure that appears in Appendix E (The Target Date Benefits) have been reviewed with the following exceptions:

o The M&E charge for newly issued benefits increased from 0.40% to 0.55%.

o The earliest available initial Target Value Date changed from seven years after the rider effective date to ten years after the rider effective date for newly issued benefits.

o The following Investment Options moved from Group X to Group A for newly issued benefits: AZL Fusion Growth Fund, AZL TargetPLUS Growth Fund, AZL TargetPLUS Moderate Fund, and Franklin Templeton VIP Founding Funds Allocation Fund.

o The Franklin Income Securities Fund moved from Investment Option Group Y to Group A for newly issued benefits.

These changes only apply to riders that were issued from January 26, 2009 until March 31, 2009.

All portions of the disclosure that appears in Appendix F (The Lifetime Benefits) have been reviewed with the following exceptions:

o The current M&E charge for single Lifetime Plus Payments under either the newly issued Lifetime Plus II Benefit or newly issued Lifetime Plus 10 Benefit increased from 0.80% to 0.95%. We also eliminated the 0.10% decrease in the current M&E charge that occurred once Lifetime Plus Payments begin for newly issued benefits. There was no change to the maximum M&E charge.

o The current M&E charge for joint Lifetime Plus Payments under either the newly issued Lifetime Plus II Benefit or newly issued Lifetime Plus 10 Benefit increased from 0.95% to 1.10%. We also eliminated the 0.10% decrease in the current M&E charge that occurred once Lifetime Plus Payments begin for newly issued benefits. There was no change to the maximum M&E charge.

o The following Investment Options moved from Group C to Group A for newly
   issued benefits: AZL Fusion Growth Fund, AZL TargetPLUS Growth Fund, AZL
   TargetPLUS Moderate Fund, Franklin Templeton VIP Founding Funds Allocation
   Fund and Franklin Income Securities Fund.

o For newly issued benefits Owners are required to have 100% of their
   total Contract Value in the Group C Investment Options, and are no longer
   allowed to have any Contract Value in the Group A or Group B Investment
   Options.

These changes only apply to riders that were issued from January 26, 2009
until
March 31, 2009.

The Company acknowledges that the staff's review does not foreclose the
Commission from taking any action with respect to the filing. The action of
the staff in reviewing the filing does not relieve the Registrant from its
full responsibility for the adequacy and accuracy of the disclosure in the
filing. The Company may not assert this action as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws
of
the United States.

Manually executed signature pages and consents have been executed prior to
the
time of this electronic filing and will be retained by the Company for five
years.

Please contact me with any questions or comments you may have concerning the
enclosed. I can be reached at the address listed above or at (763) 765-2913.

                                                  AZL-Vis/Con/VisNY
(4.09)-2

Sincerely,

Allianz Life Insurance Company of North America and

Allianz Life Insurance Company of New York

By: /s/ Stewart D. Gregg
          Stewart D. Gregg

                                                  AZL-Vis/Con/VisNY
(4.09)-3